UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

Explanatory Note:

As previously filed, on November 5, 2021, the Registrant entered into an Equity Transfer Framework Agreement with four shareholders of Shanghai Jiaoda Onlly Co., Ltd. (“Jiaoda Onlly”), a Shanghai Stock Exchange listed company under the ticker 600530.SH. Pursuant to the Equity Transfer Framework Agreement, the Registrant’s subsidiary Zhejiang Yitang Medical Service Co., Ltd. (“Yitang”) agreed to purchase 124,590,064 shares of Jiaoda Onlly from China Capital Investment (Group) Co., Ltd. (CCIG) and its affiliates for approximately RMB 509 million (approximately US$79.8 million). As of the date of this report, Yitang has paid RMB 50 million of such total purchase price.

On January 27, 2022, Yitang entered into an agreement (the “Agreement”) to assign it obligations and rights under the Equity Transfer Framework Agreement to Shanghai Shijie Decoration Design Engineering Co., Ltd. and Shanghai Yunjian Industrial Development Co., Ltd. (“Designated Parties”), two unrelated parties. Pursuant to the Agreement, the Designated Parties will pay the full price under the Equity Transfer Framework Agreement to the shareholders of Jiaoda Onlly, and the shareholders of Jiaoda Onlly will pay back the RMB50 million to Yitang which Yitang has already paid after such shareholders receive the full payment from the Designated Parties.

The Agreement is attached as Exhibit 10.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
10.1	English translation of Agreement dated January 27, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: January 27, 2022	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer